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                              September 21, 2021

       Morgan Callagy
       Co-Chief Executive Officer
       Revelstone Capital Acquisition Corp.
       14350 Myford Road
       Irvine, CA 92606

                                                        Re: Revelstone Capital
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
30, 2021
                                                            CIK No. 0001874218

       Dear Mr. Callagy:

             We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 30, 2021

       Capitalization, page 76

   1. We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but
only show 14,052,500 Class A shares subject to redemption in your
                                                        Capitalization table.
Please tell us how you considered the guidance in ASC 480-10-S99-
                                                        3A, which requires
securities that are redeemable for cash or other assets to be classified outside of permanent
equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable
date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not
solely within the control of the issuer, in concluding that all
                                                        15,000,000 Class A
shares were not required to be presented outside of permanent equity and part of shares
subject to redemption.
 Morgan Callagy
Revelstone Capital Acquisition Corp.
September 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameMorgan Callagy
                                                             Division of
Corporation Finance
Comapany NameRevelstone Capital Acquisition Corp.
                                                             Office of Real
Estate & Construction
September 21, 2021 Page 2
cc:       G. Alex Weniger-Araujo
FirstName LastName